SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Gafisa S.A.
(Name of Issuer)

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
P4408T158

(CUSIP Number)
Alceu Duílo Calciolari
Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil
Tel. + 55 (11) 3025-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Alisa Singer
Equity International
Two North Riverside Plaza
Chicago, IL 60606
(312) 466-4001
November 23, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIP Brazil Holdings, LLC [00-0000000]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,864,802

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,864,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	5,864,802

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.78%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EI Fund II, LP [98-0485417]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,864,802

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,864,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	5,864,802

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.78%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EI Fund II GP, LLC [76-0819336]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,864,802

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,864,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	5,864,802

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.78%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equity International LLC [26-2627964]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,164,802

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,164,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	9,164,802

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.72%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EI Fund IV GP, LLC [26-1753063]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	3,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.94%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EI Fund IV, LP [98-0566279]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	3,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.94%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EI Fund IV Pronto, LLC [80-0273905]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	3,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.94%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer.
     This Schedule 13D/A (Amendment No. 1) is being filed to amend and supplement the original Schedule 13D of the Reporting Persons filed on October 21, 2008 with the Securities and Exchange Commission.
     This statement previously related to Common Shares, without par value (“Common Shares”), as well as American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, each representing two Common Shares, without par value, of Gafisa S.A. (“Gafisa” or the “Company”), a corporation (sociedade anônima) organized under the laws of the Federal Republic of Brazil. As a result of the conversion of Common Shares held by EIP Brazil Holdings, LLC to ADSs on December 4, 2008, the only securities subject to this report are ADSs.
     The principal executive offices of the Company are located at Av. Nações Unidas No. 8,501, 19th floor, 05425-070, São Paulo, SP, Brazil, and the Company’s general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9348, respectively.
Item 2. Identity and Background.
     This Schedule 13D/A is being jointly filed pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”)(a)-(f). The reporting persons for the purposes of this Statement (each, a “Reporting Person” and collectively, the “Reporting Persons”) are as follows:
(1) EIP Brazil Holdings, LLC, a Delaware limited liability company (“EIP Brazil”)
Business Address: c/o Equity International
Two North Riverside Plaza, 1500
Chicago, IL 60606
Principal Business: invest in entities in the real estate industry such as the Company
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None;
(2) EI Fund II, LP, a Cayman Islands limited partnership (the “EI Fund II”)
Business Address: 87 Mary St.
George Town
Grand Cayman
Cayman Islands, KY1-9001
Principal Business: invest in entities in the real estate industry such as the Company
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None;
(3) EI Fund II GP, LLC, a Delaware limited liability company (“EI Fund II GP”)
Business Address: c/o Equity International
Two North Riverside Plaza, 1500
Chicago, IL 60606
Principal Business: serve as, and perform the functions of, the general partner of EI Fund II
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None;

(4) EI Fund IV Pronto, LLC, a Delaware limited liability company (“EI Pronto”)
Business Address: c/o Equity International
Two North Riverside Plaza, 1500
Chicago, IL 60606
Principal Business: invest in entities in the real estate industry such as the Company
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None;
(5) EI Fund IV, LP, a Cayman Islands limited partnership (the “EI Fund IV”)
Business Address: 87 Mary St.
George Town
Grand Cayman
Cayman Islands, KY1-9001
Principal Business: invest in entities in the real estate industry such as the Company
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None;
(6) EI Fund IV GP, LLC, a Delaware limited liability company (“EI Fund IV GP”)
Business Address: c/o Equity International
Two North Riverside Plaza, 1500
Chicago, IL 60606
Principal Business: serve as, and perform the functions of, the general partner of EI Fund IV
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None;
(7) Equity International LLC, a Delaware limited liability company (“EI”),
Business Address: c/o Equity International
Two North Riverside Plaza, 1500
Chicago, IL 60606
Principal Business: invest in entities in the real estate industry such as the Company.
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None;
     EI together with EIP Brazil, EI Fund II and EI Fund II GP are sometimes collectively referred to herein as the “EI Fund II Reporting Persons.” EI together with EI Pronto, EI Fund IV and EI Fund IV GP are sometimes collectively referred to herein as the “EI Fund IV Reporting Persons.”
     The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
     5,864,802 ADSs (representing 11,729,604 Common Shares) reported in this Schedule 13D/A are owned directly by EIP Brazil. EIP Brazil is wholly owned by EI Fund II and EI Fund II GP is the general partner of EI Fund II. EI Fund II and EI Fund II GP may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil.
     3,300,000 ADSs (representing 6,600,000 Common Shares) reported in this Schedule 13D/A are owned directly by EI Pronto. EI Pronto is wholly owned by EI Fund IV and EI Fund IV GP is the general partner of EI Fund IV. EI Fund IV and EI Fund IV GP may be deemed to have beneficial ownership of the Shares owned directly by EI Pronto. Each of EI Fund II GP and EI Fund IV GP is indirectly wholly owned by EI and EI may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil and EI Pronto.

Item 3. Source and Amount of Funds or Other Consideration.
     The EI Fund II Reporting Persons became the beneficial owners of 18,229,607 Common Shares (representing 9,114,802 ADSs) prior to the initial public offering by the Company as previously reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008.
     On October 7, 2008, EI Pronto purchased 750,000 ADSs (representing 1,500,000 Common Shares) in open market transactions. In consideration for the purchase of the ADSs, EI Pronto paid $15.99 per ADS representing an aggregate consideration of $12,030,900 (including commissions).
     On October 8, 2008, EI Pronto purchased 850,000 ADSs (representing 1,700,000 Common Shares( in open market transactions. In consideration for the purchase of the ADSs, EI Pronto paid $15.37 per ADS representing an aggregate consideration of $13,110,400 (including commissions).
     On October 9, 2008, EI Pronto purchased 400,000 ADSs (representing 800,000 Common Shares) in open market transactions. In consideration for the purchase of the ADSs, EI Pronto paid $15.86 per ADS representing an aggregate consideration of $6,364,040 (including commissions).
     On October 13, 2008, EI Pronto purchased 600,000 ADSs (representing 1,200,000 Common Shares) in open market transactions. In consideration for the purchase of the ADSs, EI Pronto paid $13.66 per ADS representing an aggregate consideration of $8,228,160 (including commissions).
     On October 14, 2008, EI Pronto purchased 300,000 ADSs (representing 600,000 Common Shares) in open market transactions. In consideration for the purchase of the ADSs, EI Pronto paid $16.79 per ADS representing an aggregate consideration of $5,053,560 (including commissions).
     On October 15, 2008, EI Pronto purchased 200,000 ADSs (representing 400,000 Common Shares) in open market transactions. In consideration for the purchase of the ADSs, EI Pronto paid $12.88 per ADS representing an aggregate consideration of $2,586,040 (including commissions).
     On October 16, 2008, EI Pronto purchased 200,000 ADSs (representing 400,000 Common Shares) in open market transactions. In consideration for the purchase of the ADSs, EI Pronto paid $12.99 per ADS. representing an aggregate consideration of $2,607,460 (including commissions).
     In acquiring 3,300,000 ADSs (representing 6,600,000 Common Shares), EI Pronto expended approximately $49,980,560 (including commissions). The funds used in connection with these transactions were contributed by affiliates for investment purposes.
     On December 4, 2008, EIP Brazil converted its 18,229,607 Common Shares to 9,114,802 ADSs (each ADS is equivalent to two common shares.)
     On November 23, 2009, EIP Brazil sold 3,250,000 ADSs (representing 6,500,000 Common Shares) in a block sale effected pursuant to Rule 144 through Citibank Global Markets, Inc. (“Citibank”) at a price of $33.10 per ADS, for total proceeds to EIP Brazil of $107,575,000 (the “November 2009 Sale”). Except as set forth herein, during the last 60 days, no transactions in ADSs or Common Shares were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

Item 4. Purpose of Transaction.
     The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the business of the Company, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Company in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of ADSs or disposal of some or all of the ADSs. In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Company, including discussions regarding potential changes in the operations of the Company and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) a change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (d) other material changes in the Company’s business or corporate structure; or (e) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (e) of Item 4 of this Schedule.
     The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (e) of Item 4 of this Schedule) or formulate and implement plans or proposal with respect to any of the foregoing.
Item 5. Interest in Securities of the Company.
     As of December 2, 2009, the EI Fund II Reporting Persons owned directly or indirectly an aggregate of 5,864,802 ADS (representing 11,729,604 Common Shares) reported in this Schedule 13D/A representing 8.78% of the outstanding ADSs. As of December 2, 2009, the EI Fund IV Reporting Persons owned directly or indirectly an aggregate of 3,300,000 ADSs (representing 6,600,000 Common Shares) representing 4.94% of the outstanding ADSs.
     As to each separate Reporting Person:
     5,864,802 ADSs (representing 11,729,604 Common Shares) reported in this Schedule 13D/A are owned directly by EIP Brazil. EIP Brazil is wholly owned by EI Fund II and EI Fund II GP is the general partner of EI Fund II. EI Fund II and EI Fund II GP may be deemed to have beneficial ownership of the ADSs owned directly by EIP Brazil.
     3,300,000 ADSs (representing 6,600,000 Common Shares) reported in this Schedule 13D/A are owned directly by EI Pronto. EI Pronto is wholly owned by EI Fund IV and EI Fund IV GP is the general partner of EI Fund IV. EI Fund IV and EI Fund IV GP may be deemed to have beneficial ownership of the ADSs owned directly by EI Pronto. Each of EI Fund II GP and EI Fund IV GP is indirectly wholly owned by EI and EI may be deemed to have beneficial ownership of the ADSs owned directly by EIP Brazil and EI Pronto. Accordingly EI may be deemed to own an aggregate of 9,164,802 ADSs representing 13.72% of the outstanding ADSs.

     The percentages of ADSs owned for the Reporting Persons, as reported above, are based on an aggregate of 133,633,318 Common Shares outstanding, as of September 30, 2009 (adjusted to reflect one ADS for each two Common Shares), as reported in the Company’s report on Form F-4 dated November 13, 2009 filed with the Securities and Exchange Commission.
(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of ADSs are incorporated herein by reference.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.
     The Reporting Persons, have verbally agreed with Citibank not to trade in the securities of the issuer for a period of 60 days following the November 2009 Sale.
Item 7. Material to be Filed as Exhibits.
          7.01       Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 2, 2009

EIP BRAZIL HOLDINGS, LLC
By:	/s/ Brian Richter
Name:	Brian Richter
Title:	General Counsel

EI FUND II, LLP
By:	/s/ EI FUND II GP, LLC
Name:	EI FUND II GP, LLC
Title:	General Partner

EI FUND II GP, LLC
By:	/s/ Brian Richter
Name:	Brian Richter
Title:	General Counsel

EQUITY INTERNATIONAL, LLC
By:	/s/ Brian Richter
Name:	Brian Richter
Title:	General Counsel

EI FUND IV PRONTO, LLC
By:	/s/ Brian Richter
Name:	Brian Richter
Title:	General Counsel

EI FUND IV, LP
By:	/s/ EI FUND IV GP, LLC
Name:	EI FUND IV GP, LLC
Title:	General Partner

EI FUND IV GP, LLC
By:	/s/ Brian Richter
Name:	Brian Richter
Title:	General Counsel

EXHIBIT INDEX
7.01      Joint Filing Agreement